SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, March 25, 2014 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, announces today its consolidated results for the fourth quarter and full year of 2013. All the information herein is presented in accordance with International Financial Reporting Standards (IFRS), in Brazilian Reais (R$), and all comparisons are with the fourth quarter and full year of 2012, unless otherwise stated.

Highlights

   The fourth-quarter operating profit(EBIT) came to R$162.9 million, with anoperating margin of 6%, representing the Company’s highest level of operational profitability in the last 10 quarters. In the full year of 2013, EBIT totaled R$266.0 million with anoperating margin of 3%, a 14.2 p.p. improvement over 2012.

        Net revenuetotaled R$2,728.2 million in 4Q13, a 29% or R$609 million increaseover 4Q12, fueled by the 19% upturn in yields and the 5.1 percentage points increase in the total load factor, which came to 74.8%.Annual net revenue reached the highest historical level for the Company, R$8,956.2 million, R$853 million, or 11%, up on 2012.

        RASK increased by 25% over 4Q12 to R$21.52 cents, and by 15% in the full year, reaching R$18.04 cents. PRASK came to R$19.34 cents in 4Q13, up by 27%, while annual PRASK climbed by 18%.

         GOL reduced its annual operating costs by R$319 million, underlining its commitment to adjusting its cost structure to a challenging macroeconomic scenario. Despite the 11% depreciation of the Real against the average Dollar, record jet fuel prices, and the 7.4% decline in domestic supply, CASK increased by only 0.9% in the quarter and 0.7% in the year.

    In 2013, EBITDAR recorded the Company’s highest historical level, totaling R$1.5 billion. The adjusted gross debt/last twelve months (LTM) EBITDAR ratio came to 6.9x, versus 37.6x in 4Q12. Annual net debt was reduced in R$1.1 billion.

       In 4Q13 the Company incurred R$108 million in additional expenses that affected the costs indicator (CASK): the “Salaries, Wages and Benefits” line was impacted in the amount of R$51 million, in “Other Operating Expenses” the Company recognized R$22 million, in the “Sales and Marketing” line these expenses were R$14 million, in “Maintenance, aterials and Repair” the impact was close to R$11 million and, finally, in “Aircraft Traffic Servicing”, GOL recognized R$10 million.

1	GOL Linhas Aéreas Inteligentes S.A

      GOL recorded a net loss of R$19.3 million in 4Q13, an improvement of R$428 million compared to 4Q12,  leading to an annual net loss of R$724.6 million. Part of this result was due to the foreign exchange variation, which generated an expense of R$490 million in 2013.

      GOL’s cash position closed the year at a historical record R$3 billion,  corresponding to 34% of annual net revenue.

      In 2013, the Company paid and pre-paid R$438 million in debt, in line with GOL’s focus on avoiding amortization pressure in the horizon of the next 2 years.

      GOL was the airline with the highest rate of on time flights in the market in 2013. Focusing on operating efficiency, the Company achieved an index of 94% of flights on time, while remote check-in accounted for around 60% of total passengers at those airports most used by business customers in 4Q13.

      SMILES S.A. reported net income of R$66.7 million in 4Q13, 6% up on the previous quarter, with a net margin of 35.6%. The client base totaled 9.7 million members, an 8% year-over-year increase.

Financial Highlights (R$MM)	4Q13	4Q12	% Chg.	2013	2012	% Chg.
Net Revenue	2,728.2	2,119.5	28.7%	8,956.2	8,103.6	10.5%
Domestic Market	2,494.6	1,974.1	26.4%	8,140.3	7,535.1	8.0%
International Market	233.6	145.4	60.6%	815.9	568.5	43.5%
Operating Income (EBIT)	162.9	(357.6)	nm	266.0	(905.6)	nm
Operating Margin (EBIT)	6.0%	-16.9%	+22.8 pp	3.0%	-11.2%	+14.2 pp
EBITDA	343.4	(210.1)	nm	827.0	(386.0)	nm
EBITDA Margin	12.6%	-9.9%	+22.5 pp	9.2%	-4.8%	+14.0 pp
EBITDAR	551.9	(43.7)	nm	1,526.1	258.0	491.4%
EBITDAR Margin	20.2%	-2.1%	+22.3 pp	17.0%	3.2%	+13.9 pp
Net Income (Loss)	(19.3)	(447.1)	-95.7%	(724.6)	(1,512.9)	-52.1%
Net Margin	-0.7%	-21.1%	+20.4 pp	-8.1%	-18.7%	+10.6 pp
Gross Adjusted Debt2 / EBITDAR	6,9x	37,6x	-30,7 x	6,9x	37,6x	-30,7 x
Net Adjusted Debt1 / EBITDAR	4,9x	31,4x	-26,6 x	4,9x	31,4x	-26,6 x

1- Financial commitments (gross debt + operational leasing contracts, in accordance with note 27 to the interim financial statements) less cash and cash equivalents and short-term financial investments; 2 - Gross debt + LTM operational leasing expenses x 7;

2	GOL Linhas Aéreas Inteligentes S.A

           Message from Management

In 2013, GOL recorded an operating margin (EBIT) of 3.0%, at the upper limit of its announced guidance in a very adverse macroeconomic scenario. The commitment to delivering a positive operating margin was successful thanks to the flexibility strategy and capacity management.

The Company dynamically reduced its supply in the domestic market by 7.4% in a background of low economic growth, with the 11% depreciation of the Real against the average Dollar and the jet fuel price 6% higher than in 2012. In February, the Company modified its network to maximize profitability by focusing more on business clients, preserving attractiveness in leisure fares.

For the second consecutive year, in 2013, GOL maintained its lead in terms of flights on time in the Brazilian market, with a ratio of 94% of flights without delay, considering consolidated data for all airports. In order to achieve this level of operational performance, GOL implemented the fast travel concept, which reduced boarding time, and took several measures to increase its efficiency; among these, the continuous streamlining of check-in, allowing all customers to anticipate and cancel their flights through GOL's website, at the self-service totems or through smart phones. The rate of approximately 60% of remote check-in ratio, in 4Q13, is one of the indicators which reflects the result of these actions.

Additionally, the Company launched its new visual identity in airports, with a more functional and practical bilingual communication, and the new website, with a faster and easier purchasing process.

The Company increased to 30 the number of aircraft with sky interior and launched, in the year of 2013, the GOL+ on the Rio-São Paulo shuttle service, ensuring greater passenger comfort and an even better flying experience. In 2014, the Company will continue developing and improving its products and services and will expand the GOL+ product to 80% of its fleet until May, catering for 100% of domestic flights. This strategy is the result of the success of the product on the shuttle route, and is part of a process of standardization, efficiency gains and revenue generation.

Thanks to these and other measures, GOL was the airline that carried most business passengers in 2013, according to ABRACORP (the Brazilian Travel Agents’ Association). This evolution contributed for the 18% increase in PRASK, in turn fueling the R$853 million increase in annual revenue.

In regard to costs, the Company adjusted its structure by R$319 million in 2013, of which R$131 million in fuel and lubricant and R$188 million in other operating expenses, maintaining CASK flat over the year before.

3	GOL Linhas Aéreas Inteligentes S.A

In regard to manageable costs, it is worth noting that the workforce count is stable since the beginning of 2013, at the same time as the customer satisfaction index remained at 7.6 points (on a scale from 1 to 10).

Aiming to develop GOL’s Loyalty Program, in April 2013 SMILES S.A.’s initial public offering (IPO) was concluded. The entire proceeds of R$1.1 billion were used for the advanced purchase of GOL tickets. This operation reflects the confidence in the growth of the loyalty program market in Brazil in the coming years and helped strengthen the Company’s liquidity.

Cash position totaled R$3.0 billion at the end of 2013, equivalent to 34.0% of annual net revenue, the highest level in the Company’s history in nominal terms. With the R$1.3 billion upturn in EBITDAR, reaching the highest historical maximum of R$1.5 billion, and the amortization and prepayment of obligations totaling R$438 million in the year, financial leverage closed 2013 at 6.9x, versus 37.6x at the end of 2012.

In 2014 Brazil will host the World Cup and GOL will have a special role, being the proud official carrier of the Brazilian team. The Company has adopted measures to serve with excellence in the event. The supply and demand management through the request for 974 extra flights or with schedule alterations, specific staff training programs and the placement of professionals who are fluent in more than one language at the host cities’ airports are examples of actions especially developed for the event.

The 2014 economic scenario is proving to be even more challenging with fuel prices higher than in 2013 and the devaluation of the Real against the Dollar, maintaining pressure on costs. With this in mind, the Company announced a new organizational structure aimed at increasing revenue generating capacity, and has increased its focus on planning and controlling costs, a crucial factor in the execution of its short and long-term strategies.

The expansion of the code share with Delta provides greater connectivity for clients, offering them approximately 400 destinations served by both airlines in the world. In addition, the collaboration between both companies enables the exchange of knowledge, thereby improving products and services.

In continuity with the strategy of forming international partnerships, in February 2014, GOL announced the strengthening of its alliances through the strategic partnership with AirFrance-KLM, encompassing commercial cooperation, the expansion of the code share, joint sales activities and more benefits for clients of both companies through their loyalty programs, in the Brazilian and European markets. As part of the total investment of US$100 million, AirFrance-KLM will hold a stake of approximately 1.5% of capital stock, in GOL preferred shares. This agreement is subject to antitrust approval from CADE.

4	GOL Linhas Aéreas Inteligentes S.A

For 2014, the Company is projecting a -3% to -1% variation in domestic seat supply, and a growth of until 8% in the international market. This projection reiterates the consolidation of strategy, seeking margin expansion through revenue growth. The increase in profitability should be driven by yield management and supply flexibility together with the increase in the load factor, a trend already observed in recent months. The Company announces a growth projection of equal to or above 10% in RASK, and an increase of equal to or less than 10% in CASK ex-fuel. With this, GOL estimates an EBIT margin of between 3% and 6% in 2014.

GOL wishes to thank its Customers for their loyalty, its Team of Eagles for their commitment throughout the year, and its Shareholders for their confidence, all of which increasingly reinforces GOL's vision of being the best company to fly with, work for and invest in.

Paulo Sergio Kakinoff

               CEO of GOL Linhas Aéreas Inteligentes S.A..

5	GOL Linhas Aéreas Inteligentes S.A

SMILES

In 4Q13, SMILES S.A. reported net revenue of R$187.6 million and net income of R$66.7 million, increases of 20% and 6%, respectively, over 3Q13.

The Company proposed 2013 dividends and interest on equity of R$197.5 million, R$37.1 million of which has already been paid and R$160.3 million is pending approval by the annual shareholders’ meeting. This amount represents a 95% payout on annual net income. Another of the program’s annual highlights was the number of miles redeemed, which came to 30.7 billion, 17% up on 2012.

At the end of the year, SMILES had 215 commercial partners and a 9.7 million member base, 10% and 8% more than in 4Q12, respectively. In addition, in order to strengthen the program, in the fourth quarter SMILES implemented its partnership with PayPal, allowing SMILES customers to redeem their miles in a prepaid virtual card to be used as a means of payment with all partners of the PayPal network. PayPal is the most popular on-line payment method in the world, with over 132 million users.

On December 31, 2013, the merger of G.A. Smiles Participações S.A. by Smiles was approved, with no change in the capital stock. This operation generated tax benefit of R$72.9 million, to be captured in the five years as of 2014.

In February 2014, General Atlantic (GA) exercised its purchase option of SMILES shares in the amount of R$80 million. In this way, GOL now holds 54.5% and GA 17.9% of SMILES’ capital stock.

SMILES represents a solid sales channel for GOL, which regards the loyalty program as a competitive advantage to increase the attractiveness of its products and services.

SMILES – 2013 Financial Highlights

6	GOL Linhas Aéreas Inteligentes S.A

Aviation Market: Industry

Operational Data	4Q13	4Q12%		2013	2012	%
Total System
ASK (million)	38,358	37,995	1.0%	151,804	152,784	-0.6%
RPK (million)	30,377	28,662	6.0%	116,006	113,487	2.2%
Load Factor	79.2%	75.4%	3.8 p.p	76.4%	74.3%	2.1 p.p
Domestic Market
ASK (million)	29,595	29,102	1.7%	115,886	119,337	-2.9%
RPK (million)	23,305	22,078	5.6%	88,226	87,047	1.4%
Load Factor	78.7%	75.9%	2.9 p.p	76.1%	72.9%	3.2 p.p
International Market
ASK (million)	8,763	8,893	-1.5%	35,918	33,447	7.4%
RPK (million)	7,072	6,584	7.4%	27,779	26,440	5.1%
Load Factor	80.7%	74.0%	6.7 p.p	77.3%	79.1%	-1.7 p.p

                                                     National Civil Aviation Agency (ANAC) figures

In 4Q13, aviation industry demand increased by 6.0% over the same period in 2012, while supply grew by only 1.0%. Consequently, the load factor moved up by 3.8 percentage points to 79.2%. The 2013 result followed the same tendency: supply fell by 0.6%, while demand grew by 2.2%. As a result, the load factor came to 76.4%, 2.1 percentage points more than in 2012. In the domestic market, supply declined by 2.9%, while demand increased by 1.4% and the load factor climbed by 3.2 percentage points.

Aviation Market: GOL

Operational Data	4Q13*	4Q12*	%	2013*	2012*	%
Total System
ASK (million)	12,677.4	12,358.8	2.6%	49,632.9	51,867.2	-4.3%
RPK (million)	9,484.4	8,615.1	10.1%	34,683.9	36,410.3	-4.7%
Load Factor	74.8%	69.7%	5.1 p.p	69.9%	70.2%	-0.3 p.p
Domestic Market
ASK (million)	11,293.8	11,262.4	0.3%	44,110.4	47,614.9	-7.4%
RPK (million)	8,543.3	7,963.5	7.3%	31,219.0	33,680.9	-7.3%
Load Factor	75.6%	70.7%	4.9 p.p	70.8%	70.7%	0.1 p.p
International Market
ASK (million)	1,383.6	1,096.4	26.2%	5,522.6	4,252.3	29.9%
RPK (million)	941.1	651.6	44.4%	3,464.9	2,729.4	26.9%
Load Factor	68.0%	59.4%	8.6 p.p	62.7%	64.2%	-1.5 p.p

      (*) National Civil Aviation Agency (ANAC) figures

7	GOL Linhas Aéreas Inteligentes S.A

                             Domestic Market

      GOL’s domestic supply remained virtually flat in 4Q13, with a slight 0.3% upturn, while demand grew by 7.3% and the load factor increased by 4.9 percentage points over 4Q12, to 75.6%. In the period, the Company reached the mark of 10 million passengers transported. In 2013 as a whole, supply and demand fell by 7.4% and 7.3%, respectively, resulting in a stable load factor. Due to the opportunity for generating additional revenue observed in December and the consequent increase in ASKs in that month, the reduction in 2013 supply was 1.6 percentage points below the guidance announced for the year. In December, GOL reported the record number of customers transported in a single day by the Company:  139,432 passengers.

International Market

Fourth-quarter supply grew by 26.2% over 4Q12, while demand moved up by 44.4% and the load factor increased by 8.6 percentage points to 68.0%. In the full year, fueled by the flights to Miami and Orlando, GOL's supply grew by 29.9% and demand increased by 26.9%, while the load factor stood at 62.7%, a 1.5 percentage points decline over 2012.

              PRASK, RASK and Yield

      Thanks to GOL’s strategy of becoming increasingly attractive to business customers and offering competitive prices to leisure passengers, combined with supply management, yields increased by 19% year-over-year in 4Q13. As a result, PRASK moved up by 27% and RASK grew 25%. In 2013, yield increased by 19%, while PRASK and RASK climbed by 18% and 15%, respectively.

The Company’s commitment to increasing the profitability of its routes and improving its product fueled PRASK growth throughout the year. This can be seen in the graph below:

Annual Variation in Total PRASK and Domestic ASK*

(*) National Civil Aviation Agency (ANAC) figures

8	GOL Linhas Aéreas Inteligentes S.A

                        Key Operating Indicators

Operacional and Financial Data	4Q13	4Q12	% Chg.	2013	2012	% Chg.
RPK Total (mm)	9,484	8,615	10.1%	34,684	36,410	-4.7%
ASK Total (mm)	12,677	12,359	2.6%	49,633	51,867	-4.3%
Total Load Factor	74.8%	69.7%	5.1 p.p	69.9%	70.2%	-0.3 p.p
Break-Even Load Factor (BELF)	70.3%	81.1%	-10.8 p.p	67.8%	78.0%	-10.2 p.p
Revenue Passengers - Pax on board ('000)	10,007	9,312	7.5%	36,306	39,164	-7.3%
Aircraft Utilization (Block Hours/Day)	11.6	11.8	-1.4%	11.2	12.1	-7.9%
Departures	80,329	81,557	-1.5%	316,466	348,578	-9.2%
Average Stage Length (km)	899	885	1.6%	897	877	2.4%
Fuel consumption (mm liters)	391	390	0.4%	1,512	1,655	-8.7%
Full-time equivalent employees at period end	16,319	17,676	-7.7%	16,319	17,676	-7.7%
YIELD net (R$ cents)	25.85	21.76	18.8%	23.42	19.68	19.0%
Passenger Revenue per ASK net (R$ cents)	19.34	15.17	27.5%	16.36	13.81	18.5%
RASK net (R$ cents)	21.52	17.16	25.4%	18.04	15.63	15.5%
CASK (R$ cents)	20.24	20.05	0.9%	17.51	17.38	0.7%
CASK ex-fuel (R$ cents)	12.57	12.49	0.6%	10.23	10.16	0.7%
Average Exchange Rate[1]	2.27	2.06	10.5%	2.16	1.95	10.5%
End of period Exchange Rate[1]	2.34	2.04	14.6%	2.34	2.04	14.6%
WTI (avg. per barrel, US$)[2]	97.46	88.79	9.8%	97.97	94.27	3.9%
Price per liter Fuel (R$)[3]	2.49	2.40	3.7%	2.39	2.26	5.7%
Gulf Coast Jet Fuel Cost (average per liter, US$)[1]	0.76	0.77	-0.9%	0.77	0.77	-0.3%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

9	GOL Linhas Aéreas Inteligentes S.A

            Income Statement in IFRS (R$ thousand)

Income Statatement (R$ `000) IFRS	4Q13	4Q12	% Chg.	2013	2012	% Chg.
Net operating revenues	2,728,210	2,119,495	28.7%	8,956,212	8,103,559	10.5%
Passenger	2,451,351	1,873,683	30.8%	8,122,161	7,159,987	13.4%
Cargo and Other	276,859	245,812	12.6%	834,051	943,572	-11.6%
Operating Costs and Expenses	(2,565,352)	(2,477,068)	3.6%	(8,690,223)	(9,009,172)	-3.5%
Salaries, wages and benefits	(388,610)	(388,521)	0.0%	(1,333,462)	(1,569,671)	-15.0%
Aircraft fuel	(972,029)	(933,523)	4.1%	(3,610,822)	(3,742,219)	-3.5%
Aircraft rent	(208,586)	(166,430)	25.3%	(699,193)	(644,031)	8.6%
Sales and marketing	(188,972)	(120,833)	56.4%	(516,059)	(426,582)	21.0%
Landing fees	(149,821)	(136,394)	9.8%	(566,541)	(559,421)	1.3%
Aircraft and traffic servicing	(148,865)	(139,924)	6.4%	(599,479)	(528,735)	13.4%
Maintenance materials and repairs	(170,622)	(166,988)	2.2%	(460,805)	(417,990)	10.2%
Depreciation	(180,501)	(147,472)	22.4%	(560,966)	(519,631)	8.0%
Other	(157,346)	(276,983)	-43.2%	(342,896)	(600,892)	-42.9%
Operating Result (EBIT)	162,858	(357,573)	nm	265,989	(905,613)	nm
EBIT Margin	6.0%	-16.9%	+22.8 pp	3.0%	-11.2%	+14.2 pp
Other Income (expense)	(200,523)	(127,954)	56.7%	(919,216)	(679,209)	35.3%
Interest expense	(145,076)	(118,940)	22.0%	(532,078)	(453,731)	17.3%
Interest Revenue	33,212	17,731	87.3%	149,505	99,287	50.6%
Exchange variation gain (loss)	(185,837)	(18,129)	925.1%	(490,096)	(284,571)	72.2%
Net hedge results	89,094	4,868	1,730.2%	49,583	50,336	-1.5%
Other expenses, net	8,084	(13,484)	nm	(96,130)	(90,530)	6.2%
Loss before income taxes	(37,665)	(485,527)	-92.2%	(653,227)	(1,584,822)	-58.8%
Income taxes (expense) benefit	18,361	38,445	-52.2%	(71,363)	71,907	nm
Net Loss	(19,304)	(447,082)	-95.7%	(724,590)	(1,512,915)	-52.1%
Net Margin	-0.7%	-21.1%	+20.4 pp	-8.1%	-18.7%	+10.6 pp
Participation of Non-controlling Shareholders	28,474	-	nm	71,957	-	nm
Participation of Controlling Shareholders	(47,778)	(447,082)	-89.3%	(796,547)	(1,512,915)	-47.4%
EBITDA	343,359	(210,101)	nm	826,955	(385,982)	nm
EBITDA Margin	12.6%	-9.9%	+22.5 pp	9.2%	-4.8%	+14.0 pp
EBITDAR	551,945	(43,671)	nm	1,526,148	258,049	491.4%
EBITDAR Margin	20.2%	-2.1%	+22.3 pp	17.0%	3.2%	+13.9 pp

1 Interest income comprises income from short-term investments and investment funds

In accordance with CVM Instruction 527, the reconciliation of EBIT and EBITDA is shown in the “Operating Result” section. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator.

10	GOL Linhas Aéreas Inteligentes S.A

4Q13 Result – Operating Segment (R$ Thousand)

Assets and Liabilities	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	4Q13 Total Consolidated
ASSETS
Current	3,158,731	834,116	3,992,847	(427,138)	3,565,709
Non-current	7,727,103	1,110,034	8,837,137	(1,764,398)	7,072,739
Total Assets	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448
LIABILITIES
Current	3,501,303	344,120	3,845,423	(398,632)	3,446,791
Non-current	6,733,604	270,974	7,004,578	(1,031,421)	5,973,157
Shareholder’s equity	650,927	1,329,056	1,979,983	(761,483)	1,218,500
Total Liabilities and Shareholder’s equity	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

Statement of Profit and Loss	Flight Transportation	Loyalty Program	Combined	(-) Eliminations and Adjustments from Accounting Policies	4Q13 Total Consolidated
Net Revenue
Passenger revenues	2,414,078	-	2,414,078	37,273	2,451,351
Cargo and others revenues	257,879	-	257,879	(1,745)	256,134
Miles redeemed revenues	-	187,557	187,557	(166,832)	20,725
Costs	(2,203,070)	(94,585)	(2,297,655)	194,413	(2,103,242)
Gross Income	468,887	92,972	561,859	63,109	624,968
Operating revenues (expenses)
Commercial expenses	(141,412)	(22,126)	(163,538)	(78,246)	(241,784)
Administrative expenses	(226,815)	(14,564)	(241,379)	13,470	(227,909)
Other operating revenues (expenses)	7,582	-	7,582	-	7,582
Financial result
Revenues expenses	184,175	48,276	232,451	(30,387)	202,064
Financial expenses	(247,049)	(88)	(247,137)	30,387	(216,750)
Exchange variation, net	(185,640)	(197)	(185,837)	-	(185,837)
Loss (Income) before income tax and social contribution	(140,272)	104,273	(35,999)	(1,667)	(37,665)
Current and Deferred income tax and social contribution	55,387	(37,597)	17,790	571	18,361
Total loss (income), net	(84,885)	66,676	(18,209)	(1,096)	(19,304)

For more information on the breakdown by business segment, see Note 29 to our Financial Statements.

11	GOL Linhas Aéreas Inteligentes S.A

Net Revenue (R$ million)

Net revenue came to R$2,728.2 million in 4Q13, R$609 million, or 29%, more than the R$2,119.5 million recorded in 4Q12. This result was mainly fueled by the 27% upturn in PRASK, which occurred against a background of stable domestic supply and high demand observed in the period.

Annual net revenue totaled R$8,956.2 million, R$853 million, or 11%, up on 2012. Net revenue per ASK (RASK) increased by 25% in the quarter and 15% in 2013, reaching the annual guidance of growth equal to or more than 10% in this indicator.

Gross Revenues (R$ MM)	4Q13	4Q12	% Chg.	2013	2012	% Chg.
Passenger	2,535.7	1,939.3	30.8%	8,399.7	7,410.0	13.4%
Cargo and Others	348.5	291.7	19.5%	1,080.7	1,106.5	-2.3%
Gross Revenues	2,884.2	2,230.9	29.3%	9,480.3	8,516.5	11.3%
Taxes	(156.0)	(111.4)	40.0%	(524.1)	(412.9)	26.9%
Net Revenue	2,728.2	2,119.5	28.7%	8,956.2	8,103.6	10.5%

Net Revenue Breakdown (R$ MM)	4Q13	4Q12	% Chg.	2013	2012	% Chg.
Total Net Revenue (R$MM)	2,728.2	2,119.5	28.7%	8,956.2	8,103.6	10.5%
Net RASK (R$cents)	21.52	17.16	25.4%	18.04	15.63	15.5%
Net Pessenger Revenue (R$MM)	2,451.4	1,873.7	30.8%	8,122.2	7,160.0	13.4%
Net PRASK (R$ cents)	19.34	15.17	27.5%	16.36	13.81	18.5%
Ancillary Revenue (R$MM)	276.9	245.8	12.6%	834.1	943.6	-11.6%
Ancillary per ASK	2.18	1.99	9.8%	1.68	1.82	-7.6%

Net passenger revenue totaled R$2,451.4 million in 4Q13, 31% up on the R$1,873.7 million reported in 4Q12. Net passenger revenue per ASK (PRASK) stood at R$19.34 cents, a 27% upturn, driven by the 19% increase in yield, which reached R$25.85 cents, and the 5.1 percentage points year-over-year growth in the load factor.

Ancillary revenue came to R$276.9 million in 4Q13, 13% more than in 4Q12, while ancillary revenue per ASK grew by 10%, chiefly due to the upturn in cargo revenue, in addition to revenue from the cancelling of flights and no show.

12	GOL Linhas Aéreas Inteligentes S.A

  Operating Expenses (R$ million)

Operating expenses totaled R$2,565.4 million in the quarter, 4% up on the R$2,477.1 million reported in 4Q12. Excluding fuel expenses, operating expenses came to R$1,593.3 million, 3% more than in 4Q12.

In the quarter, expenses per ASK stood at R$20.24 cents, a 0.9% increase over the R$20.05 cents recorded in 4Q12. Excluding fuel expenses, CASK moved up by 0.6% year-over-year, to R$12.57 cents.

Given the adverse macroeconomic scenario, CASK ex-fuel came to R$10.23 cents, above the annual guidance (between R$9.5 and R$10.0 cents).

In 2013 as a whole, GOL generated cost savings of R$319 million, or 4%, R$131 million of which in fuel and lubricant costs and R$188 million related to other categories of operating costs.

Operating Expenses (R$ MM)	4Q13	4Q12	% Chg.	2013	2012	% Chg.
Aircraft fuel	(972.0)	(933.5)	4.1%	(3,610.8)	(3,742.2)	-3.5%
Salaries, wages and benefits	(388.6)	(388.5)	0.0%	(1,333.5)	(1,569.7)	-15.0%
Aircraft rent	(208.6)	(166.4)	25.3%	(699.2)	(644.0)	8.6%
Sales and marketing	(189.0)	(120.8)	56.4%	(516.1)	(426.6)	21.0%
Landing fees	(149.8)	(136.4)	9.8%	(566.5)	(559.4)	1.3%
Aircraft and traffic servicing	(148.9)	(139.9)	6.4%	(599.5)	(528.7)	13.4%
Maintenance, materials and repairs	(170.6)	(167.0)	2.2%	(460.8)	(418.0)	10.2%
Depreciation and Amortization	(180.5)	(147.5)	22.4%	(561.0)	(519.6)	8.0%
Other operating expenses	(157.3)	(277.0)	-43.2%	(342.9)	(600.9)	-42.9%
Total operating expenses	(2,565.4)	(2,477.1)	3.6%	(8,690.2)	(9,009.2)	-3.5%
Operating expenses ex- fuel	(1,593.3)	(1,543.5)	3.2%	(5,079.4)	(5,267.0)	-3.6%

13	GOL Linhas Aéreas Inteligentes S.A

Operating Expenses per ASK	4Q13	4Q12	% Chg.	2013	2012	% Chg.
Aircraft fuel	(7.67)	(7.56)	1.4%	(7.28)	(7.22)	0.8%
Salaries, wages and benefits	(3.07)	(3.14)	-2.5%	(2.69)	(3.03)	-11.2%
Aircraft rent	(1.65)	(1.35)	22.2%	(1.41)	(1.24)	13.5%
Sales and Marketing	(1.49)	(0.98)	52.5%	(1.04)	(0.82)	26.4%
Landing Fees	(1.18)	(1.10)	7.1%	(1.14)	(1.08)	5.8%
Aircraft and Traffic Servicing	(1.17)	(1.13)	3.7%	(1.21)	(1.02)	18.5%
Maintenance, Materials and Repairs	(1.35)	(1.35)	0%	(0.93)	(0.81)	15.2%
Depreciation and Amortization	(1.42)	(1.19)	19.3%	(1.13)	(1.00)	12.8%
Other Operating Expenses	(1.24)	(2.24)	-44.6%	(0.69)	(1.16)	-40.4%
CASK	(20.24)	(20.05)	0.9%	(17.51)	(17.38)	0.7%
CASK Excluding Fuel Expenses	(12.57)	(12.49)	0.6%	(10.23)	(10.16)	0.7%

Fuel costs per ASK totaled R$7.67 cents in 4Q13, 1% up on 4Q12 due to the 4% year-over-year increase in the average fuel price.

Salaries, wages and benefits per ASK came to R$3.07 cents in the quarter, 2% less than in the same period last year, driven by the 8% reduction in the workforce from 17,676 at the close of 2012 to 16,319 at the end of 2013. The decrease in the number of employees was partially compensated by the agreement signed in relation to labor benefits and also for the recognition of profit sharing in 2013 attributed to employees. The sum of these effects corresponds to approximately R$51 million.

Aircraft leasing costs per ASK stood at R$1.65 cents in 4Q13, 22% up on an annual comparison, mainly due to the 10% period depreciation of the Real against the average Dollar and the decline in the aircraft utilization rate (from 11.8 block hours/day in 4Q12 to 11.6 block/hours day in 4Q13), resulting in less dilution of fixed costs. The number of aircraft under operational leasing contracts remained flat at 96, corresponding to 70% of the operational fleet.

Sales and marketing expenses per ASK totaled R$1.49 cents, 52% up on 4Q12, due to higher commissions resulting from increased sales. These costs were also impacted by the four-year agreement signed with the CBF (Brazilian Football Confederation) and the increase in losses related to fraud on channels with credit card sales.

Landing costs per ASK came to R$1.18 cents, 7% higher than in 4Q12, chiefly due to the charging of a passenger connection fee of between R$4 and R$8 depending on the category of the airport. This fee was initiated in the end of 2012 for certain airports, and since July 2013 is now applied to all airports.

      Aircraft and traffic servicing per ASK stood at R$1.17 cents, 4% up on 4Q12, primarily due to expenses related to consulting and servicing(approximately R$10 million).

14	GOL Linhas Aéreas Inteligentes S.A

      Maintenance, materials and repairs per ASK totaled R$1.35 cents, stable in relation to 4Q12, due to the combined effects of i) increase in the number of engine removals (14, versus 13 in 4Q12); and ii) 10% period depreciation of the Real against the average Dollar, as most of these expenses are denominated in dollars; compensated by non-recurring expenses in 4Q12 related to the return of Webjet’s aircraft.

      Depreciation and amortization per ASK came to R$1.42 cents, 19% higher than year-over-year, chiefly due to accelerated depreciation of improvements associated with major engine maintenance work of aircraft in the process of being returned.

      Other expenses per ASK stood at R$1.24 cents, 45% down on 4Q12, primarily due to the provisioning of around R$140 million related to the winding up of Webjet's activities and asset revaluation in 4Q12. In addition, in 4Q13 there were gains from the sale leaseback of an aircraft, totaling R$116.7 million in the year. These effects were partially compensated by the accounting of the write-off of the remaining balance of the Varig brand and the write-off of software use license.

  Operating Result

GOL recorded consolidated operating income (EBIT) of R$163 million in 4Q13 with an operating margin of 6.0%, growth of R$520 million and 22.8 percentage points year-over-year. In 2013, EBIT reached R$266 million, with a margin of 3.0%, on the upper limit of the annual operating margin guidance (between 1% and 3%). These figures represent a R$1,172 million and 14.2 percentage point improvement over 2012.

Highlights (R$MM)	4Q13	4Q12	% Chg.	2013	2012	% Chg.
Net Revenue	2,728.2	2,119.5	28.7%	8,956.2	8,103.6	10.5%
Operating Income (EBIT)	162.9	(357.6)	nm	266.0	(905.6)	nm
Operating Margin (EBIT)	6.0%	-16.9%	+22.8 pp	3.0%	-11.2%	+14.2 pp
EBITDA	343.4	(210.1)	nm	827.0	(386.0)	nm
EBITDA Margin	12.6%	-9.9%	+22.5 pp	9.2%	-4.8%	+14.0 pp
EBITDAR	551.9	(43.7)	nm	1,526.1	258.0	491.4%
EBITDAR Margin	20.2%	-2.1%	+22.3 pp	17.0%	3.2%	+13.9 pp
Net Income (Loss)	(19.3)	(447.1)	-95.7%	(724.6)	(1,512.9)	-52.1%
Net Margin	-0.7%	-21.1%	+20.4 pp	-8.1%	-18.7%	+10.6 pp

15	GOL Linhas Aéreas Inteligentes S.A

EBIT, EBITDA and EBITDAR Reconciliation (R$MM)	4Q13	4Q12	% Chg.	2013	2012	% Chg.
Net income (loss)	(19.3)	(447.1)	-95.7%	(724.6)	(1,512.9)	-52.1%
(-) Income taxes	18.4	38.4	-52.2%	(71.4)	71.9	nm
(-) Net financial result	(200.5)	(128.0)	56.7%	(919.2)	(679.2)	35.3%
EBIT	162.9	(357.6)	nm	266.0	(905.6)	nm
(-) Depreciation and amortization	(180.5)	(147.5)	22.4%	(561.0)	(519.6)	8.0%
EBITDA	343.4	(210.1)	nm	827.0	(386.0)	nm
(-) Aircraft rent	(208.6)	(166.4)	25.3%	(699.2)	(644.0)	8.6%
EBITDAR	551.9	(43.7)	nm	1,526.1	258.0	491.4%

In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net loss (income) plus income and social contribution taxes and the net financial result; and EBITDA = net loss (income) plus income and social contribution taxes, the net financial result, and depreciation and amortization.

We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses.

  Hedge Result

The Company makes use of hedge accounting to recognize some of its derivative instruments. In 4Q13 GOL recorded a book gain of R$82.9 million from hedge operations.

Hedge Results (R$ million)	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	13.0	-	27.9	40.9
Subtotal – Not Designated for Hedge Accounting	0.6	41.4	-	42.0
Total	13.6	41.4	27.9	82.9
OCI (net of taxes, on 12/31/2013)	2.7	-	(20.9)	(18.2)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated as effective for hedging cash flow. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

The amount related to hedge operations was partially recognized under the financial result. For more details, see the “Financial Result” section.

16	GOL Linhas Aéreas Inteligentes S.A

Hedge Results (R$ million)	Fuel	Foreign Exchange	Interest	Total
Financial Result	13.6	41.4	44.8	99.8
Operating Result	-	-	(16.9)	(16.9)
Total	13.6	41.4	27.9	82.9

Fuel: fuel consumption hedge transactions, which are effected through derivative contracts involving crude oil and its by-products (WTI, Brent and heating oil) generated gains of R$13.6 million in 4Q13. The Company’s fuel hedge position had a slight reduction in relation to 3Q13, and at year-end, 19% of its exposure in the next three months was protected.

Foreign Exchange: foreign exchange hedge transactions designed to protect the Company’s operational cash flow generated gains of R$41.4 million. GOL reduced its FX hedge protection, with 43% of exposure in the next three months being protected, versus 70% in 3Q13.

Interest: swap transactions to protect cash flow from aircraft leasing against an increase in interest rates generated total gains of R$27.9 million. The Company reduced its nominal hedged position from US$1,431 million in 3Q13 to US$1,319 million at year-end.

The table below shows the nominal value of derivatives contracted as a hedge against future expenses, the derivatives’ average contracted rate and the percentages of hedged exposure on an accrual basis on December 31, 2013:

Fuel	1Q14	2Q14	3Q14	4Q14	1Q15
Notional Volume in Barrels ('000)	693	559	274	250	84
Price per Barrel (US$)*	109.27	109.26	103.79	103.79	103.75
Percentage of Protected Exposition	19%	15%	7%	6%	2%
**Total in R$ million	177.4	143.1	66.6	60.8	20.4
Exchange Rate	1Q14	2Q14	3Q14	4Q14	1Q15
Notional Amount (US$million)	150.0	169.0	-	-	-
Average Exchange Rate (US$)*	2.37	2.37	-	-	-
Percentage of Protected Exposition	43%	31%	-	-	-
Total in R$ million	355.6	400.5	-	-	-

* Weighted average of derivative strike prices.

** On 12/31/2013, the exchange rate was  R$2.3426 / US$1.00.

17	GOL Linhas Aéreas Inteligentes S.A

Financial Result

The 4Q13 net financial result was an expense of R$201 million, 57% higher than in 4Q12, primarily impacted by the exchange variation, which totaled an expense of R$185.8 million, versus R$18.1 million in the same period in 2012. In 2013 as whole, the net financial result recorded an expense of R$919 million, 35% up on the previous year, also due to the exchange variation.

Financial Result (R$ MM)	4Q13	4Q12	% Chg.	2013	2012	% Chg.
Interest Expenses	(145.1)	(118.9)	22.0%	(532.1)	(453.7)	17.3%
Financial Leases	(26.1)	(26.5)	-1.4%	(105.8)	(104.9)	0.9%
Interest Expense	(118.9)	(92.4)	28.7%	(426.2)	(348.8)	22.2%
Exchange Variation	(185.8)	(18.1)	925.1%	(490.1)	(284.6)	72.2%
Interest and investment income[1]	33.2	17.7	87.3%	149.5	99.3	50.6%
Hedge Results	99.8	4.9	1,936.7%	76.1	50.3	51.3%
Other	(2.5)	(13.5)	-81.5%	(122.6)	(93.8)	30.7%
Net Financial Results	(200.5)	(128.0)	56.6%	(919.2)	(679.2)	35.3%

                                    1 Interest income comprises income from short-term investments and investment funds

Interest expenses totaled R$145.1 million in the quarter, 22% up on 4Q12, chiefly due to the 10% year-over-year depreciation of the Real against the average Dollar. This had an adverse impact on the Company’s Dollar-denominated debt, which accounted for 78% of the total, versus 70% in 4Q12. Part of the increase was also the result of new debt issues in comparison with the same period in the previous year (Senior Notes in February 2013, maturing in 2023). In addition, the approximate 2.9 percentage point period upturn in the CDI interbank rate increased interest payments on CDI-indexed debt, which was the case of the 4th and 5th debenture issues.

The exchange variation was negative by R$185.8 million in 4Q13, up by 925% in the annual comparison, chiefly due to the 15% depreciation of the Real against the end-of-period Dollar.

Interest income totaled R$33.2 million in the quarter, 87% more than in 4Q12, mainly due to the 92% period increase in the cash position and the upturn in the benchmark interest rate (SELIC).

Other financial expenses came to R$2.5 million, an R$11 million reduction, primarily due to the increase of the “Voe Fácil” program, partially compensated by the expenses related to the waiver obtained with holders of the 4th and 5th issue debentures.

  Income Taxes

Income tax in the quarter totaled a positive result of R$18.4 million, versus a positive result of R$38.4 million in 4Q12, largely due to the variation in current tax, in turn due to the impact of income and social contribution taxes on the taxable income of SMILES S.A.

18	GOL Linhas Aéreas Inteligentes S.A

Income taxes (R$)	4Q13	4Q12	% Chg.	2013	2012	% Chg.
Current income tax	(40.7)	(1.4)	2,892.6%	(96.8)	(6.6)	1,377.3%
Deferred income tax	59.1	39.8	48.4%	25.4	78.5	-67.6%
Income tax	18.4	38.4	-52.2%	(71.4)	71.9	nm

                        Net Loss

GOL posted a net loss of R$19.3 million in 4Q13, with a negative net margin of 0.7%, a R$428 million and 20.4 percentage point improvement over the net loss of R$447.1 million with negative margin of 21.1% reported in 4Q12.

Net income (loss) (R$MM)	4Q13	4Q12	% Chg.	2013	2012	% Chg.
Net income (loss)	(19.3)	(447.1)	-95.7%	(724.6)	(1,512.9)	-52.1%
Net margin	-0.7%	-21.1%	20.4 p.p	-8.1%	-18.7%	10.6 p.p
Earnings (loss) per share, basic	(0.07)	(1.66)	-95.8%	(2.62)	(5.61)	-53.2%

Balance Sheet: Liquidity

GOL reached a new record in terms of total cash, financial investments and short and long-term restricted cash, which closed 4Q13 at R$3,045.7 million, 92% up on 4Q12 and 4% more than in the previous quarter.

Total Liquidity (R$ MM)	4Q13	4Q12	% Chg.	3Q13	% Chg.
In Reais
Cash and Financial Assets	3,045.7	1,585.1	92.1%	2,930.7	3.9%
Short Term Receivables	324.8	325.7	-0.3%	368.9	-12.0%
Total Liquidity	3,370.5	1,910.8	76.4%	3,299.6	2.1%

Total cash represented 34% of LTM net revenueand 6.9x the obligations due in the next 12 months, versus6.5x in 3Q13 and 0.9x in 4Q12.

At the end of 4Q13, short-term receivables totaled R$324.8 million, practically stable in relation to 4Q12 and 12% less than in 3Q13. These consist mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation.

Balance Sheet: Indebtedness

On December 31, 2013, the Company’s total loans and financings came to R$5,589.4 million (including financial leasing), 8% up on 4Q12, primarily due to the following factors: (i) the 15%

19	GOL Linhas Aéreas Inteligentes S.A

devaluation of the Real against the end-of-period Dollar; (ii) the Senior Notes issue maturing in 2023; (iii) financing guaranteed by the U.S. Ex-Im Bank for engine maintenance; and (iv) the entry of an aircraft under a finance lease contract. These effects helped increase the Dollar-denominated portion of the Company’s total debt, which moved up from 70% in 4Q12 to 78%. The increase in total debt was partially offset by the amortization of R$438 million in short-term debt in the period, including R$91 million in pre-payments.

Total Debt (R$ MM)	4Q13	4Q12	% Chg.	3Q13	% Chg.
Short Term Debt	440.8	1,719.6	-74.4%	450.2	-2.1%
Long Term Debt	5,148.6	3,471.6	48.3%	5,054.7	1.9%
Gross Debt	5,589.4	5,191.2	7.7%	5,504.9	1.5%
Debt in Reais (R$)	1,243.0	1,553.8	-20.0%	1,311.9	-5.2%
Debt in Dollars in Reais	4,346.4	3,637.4	19.5%	4,193.0	3.7%
Debt in Dollars (US$)	1,855.4	1,780.0	4.2%	1,880.3	-1.3%
% of U.S. Dollar denominated debt	77.8%	70.1%	+7.7 pp	76.2%	+1.6 pp
Cash and Cash Equivalents	3,045.7	1,585.1	92.1%	2,930.7	3.9%
Net Debt	2,543.7	3,606.1	-29.5%	2,574.2	-1.2%

Financing Debt (R$ MM)	4Q13	4Q12	% Chg.	3Q13	% Chg.
Aircraft Financing	2,195.3	2,052.5	7.0%	2,148.1	2.2%
Loans and Financings	3,394.0	3,138.7	8.1%	3,356.8	1.1%
Loans and Financings (ex-perpetual notes)	2,891.7	2,718.6	6.4%	2,893.7	-0.1%
Perpetual Notes	419.3	365.8	14.6%	399.2	5.0%
Accumulated Interest	83.0	54.3	52.9%	63.9	29.9%
Gross Debt	5,589.4	5,191.2	7.7%	5,504.9	1.5%
Operating Leases (off-balance) (b)	4,094.0	3,033.7	35.0%	3,041.3	34.6%
Total Loans and Financing	9,683.4	8,224.9	17.7%	8,546.2	13.3%
Total Cash	3,045.7	1,585.1	92.1%	2,930.7	3.9%
Net Financial Commitments	6,637.7	6,639.8	0.0%	5,615.5	18.2%
EBITDAR (LTM)	1,526.1	258.1	491.3%	930.5	64.0%
Net Financial Commitments / EBITDAR	4.3 x	25.7 x	-21.4 x	6.0 x	-1.7 x

The current liquidity ratio (total cash plus receivables divided by current liabilities) stood at 0.9x in 4Q13, the same level as the previous quarter. In 4Q12, the ratio was 0.4x.

On December 31, 2013, the average maturity of the Company’s long-term debt, excluding financial leasing, was 5.5 years, with an average rate of 11.5% for local-currency debt and 9.1% for Dollar-denominated debt

In line with its policy of avoiding amortization pressure over the next two years, GOL paid and prepaid debt of around R$438 million in 2013. Additionally, the Company also negotiated a waiver with its

20	GOL Linhas Aéreas Inteligentes S.A

debenture holders in relation to its possible non-compliance with the restrictive clauses in the indentures of the 4th and 5th debenture issues. The granting of the waiver before the end of the year meant that the debt in question remained classified as long-term on December 31, 2013.

Due to the period recovery of EBITDAR, which totaled R$552 million in the fourth quarter and R$1,526 million in the full year, the Company closed 2013 with a leverage ratio (adjusted gross debt/LTM EBITDAR) of 6.9x, versus 10.9x in the previous quarter and 37.6x in 4Q12.

Financial Debt Amortization Schedule (R$ million)

Year	Debt in R$ million	% Total	% Real	%USD
2014	98	3.0%	41.4%	58.6%
2015	673	20.3%	99.8%	0.2%
2016	256	7.7%	100.0%	0.0%
2017	747	22.6%	34.2%	65.8%
After 2017	1,118	33.8%	0.0%	100.0%
No Maturity	419	12.7%	0.0%	100.0%
Total	3,311	100.0%	36.9%	63.1%

GOL’s loans and financing amortization profile, excluding interest and financial leasing, shows that the Company remains committed to reducing its short-term financial obligations, as can be seen from the position on December 31, 2013.

Main Financial Ratios

Indicadores Financeiros	4Q13	4Q12	% Chg.	3Q13	% Chg.
% of foreign currency debt	77.8%	70.1%	+7.7 pp	76.2%	+1.6 pp
Cash and Equivalents as % of LTM Net Revenues	34.0%	19.6%	+14.4 pp	35.1%	-1.1 pp
Net Debt (R$ MM)	2,543.7	3,606.1	-29.5%	2,574.2	-1.2%
Gross Debt (R$ MM)	5,589.4	5,191.2	7.7%	5,504.9	1.5%
Gross Adjusted Debt[2] (R$ MM)	10,483.7	9,699.4	8.1%	10,104.2	3.8%
Net Adjusted Debt (R$ MM)	7,438.0	8,114.3	-8.3%	7,173.4	3.7%
Gross Adjusted Debt2 / EBITDAR LTM	6.9x	37.6x	-30.7 x	10.9x	-4.0x
Net Adjusted Debt1 / EBITDAR	4.9x	31.4x	-26.6 x	7.7x	-2.8x
Net Financial Commitments3 / EBITDAR LTM	4.3x	25.7x	-21.4 x	6.0x	-1.7x

1- Financial commitments (gross debt + operational leasing contracts, in accordance with note 27 to the interim financial statements) less cash and cash equivalents and short-term financial investments; 2 - Gross debt + LTM operational leasing expenses x 7;

3- Adjusted gross debt less cash and cash equivalents, short-term financial investments and restricted cash. Certain variation calculations in this  report may not match due to rounding.

21	GOL Linhas Aéreas Inteligentes S.A

            Operational Fleet

The Company closed the quarter with an operational fleet of 137 Boeing 737-700 and 800 NG aircraft (the remaining 4 aircraft of these models were not operating as they are in the process of being returned) with an average age of 7.1 years, and a total fleet of 150 aircraft.

Period End Fleet	4Q13	4Q12	Chg.	3Q13	Chg.
Boeing 737-NG Family	141	126	15	140	1
737-300 Classic*	8	19	-11	8	0
767-300/200*	1	3	-2	1	0
Total	150	148	2	149	1

  *Non-operational aircraft.

The Company leases its fleet through a combination of finance and operating leases. Out of the total B737-NG and B767-300 fleet, 96 aircraft were under operating leases and 46 were under finance leases. Of the 46 under finance leases, 40 have a purchase option when their leasing contracts terminate.

In 2013, the Company took delivery of 15 aircraft under operating lease contracts and only one under a finance lease contract. Three aircraft under operating lease contracts were returned. It also sub-leased five aircraft to Transavia Airlines. The primary aim of this operation was to better manage domestic market seat supply, given that the Brazilian low season coincides with the high season in Europe.

GOL did not operate any 737-300 Classic aircraft in 2013, since their technology precedes that of the Next Generation model aircraft. During the year, 11 of these aircraft were removed from the fleet and the remaining eight are in the final phase of negotiations in regard to their sale or return to the lessors.

On December 31, 2013, the Company had 139 firm aircraft acquisition orders with Boeing, totaling around R$36.6 billion, excluding contractual discounts.

Aircraft Commitments (R$ million)	2014	2015	2016	>2016	Total
Aircraft Commitments*	1,764.9	1,167.5	1,221.6	32,396.1	36,550.1

  * Considers the list price of the aircraft

Also on December 31, 2013, of the commitments mentioned above, the Company had obligations of R$4.8 billion in pre-delivery deposits, which will be disbursed as per the table below:

22	GOL Linhas Aéreas Inteligentes S.A

Pre-Delivery Payments (R$ million)	2014	2015	2016	>2016	Total
Pre-Delivery Payments	163.4	255.7	136.0	4,276.3	4,831.4

The portion financed through long-term loans with the U.S. Ex-Im Bank, guaranteed by aircraft, accounted for around 85% of the total aircraft cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company has been paying for the aircraft acquisitions with its own resources, loans, cash flow from operations, short and medium-term credit lines and financing by the supplier.

Future Fleet Plan

Fleet Plan – End of Period	2014	2015	2016
Boeing 737-NG Family	137	140	140

            Capex

GOL invested around R$148 million in 4Q13, 52% of which in the acquisition of aircraft plan (pre-delivery payments); around 46% in aircraft parts, reconfigurations and improvements; and around 2% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Brake Workshop) . In 2013 as a whole, Capex came to R$737 million, 56% of which in aircraft acquisitions, 43% in aircraft parts, reconfigurations and improvements and 1% in bases, IT and the expansion of the maintenance center in Confins.

For more information on fixed assets, see note 16 to the financial statements.

23	GOL Linhas Aéreas Inteligentes S.A

Financial Guidance - 2013 x Actual 2013

2013 Guidance	From	To	Actual 2013
Brazilian GDP Growth	2.0%	2.5%	2.3%
Annual Change in RASK	= or > 10%		15.5%
Annual Change in Domestic Supply (ASK)	Around -9%		-7.4%
CASK ex-fuel (R$ cents)	10.0	9.5	10.23
Average Exchange Rate (R$/US$)	2.20	2.10	2.16
Jet Fuel Price (QAV)*	2.48	2.38	2.39
Operating Margin (EBIT)	1%	3%	3.0%

         (*)The per-liter fuel price considers total fuel and lubricant expenses divided by estimated period consumption.

            Financial Guidance – 2014

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, exchange rate, GDP and WTI and Brent oil price trends

2014 Guidance	From	To
Brazilian GDP Growth	1.5%	2.0%
Annual Change in RASK	Equal to or above 10%
Annual Change in Domestic Supply (ASK)	-3%	-1%
Annual Change in International Supply (ASK)	Until +8%
Annual Change in CASK ex-fuel	Equal to or less than 10%
Average Exchange Rate (R$/US$)	2.50	2.40
Jet Fuel Price (QAV)*	2.85	2.70
Operating Margin (EBIT)	3%	6%

         (*)The per-liter fuel price considers total fuel and lubricant expenses divided by estimated period consumption.

For 2014, GOL expects a variation of between -3% and -1% in domestic market seat supply, accompanied by growth of until 8% in the international market. This projection reiterates the consolidation of strategy and capacity discipline observed in 2013, seeking margin expansion through revenue growth. In this sense, the Company announces a projection of RASK  growth of equal to or above 10%, at the same time as the cost discipline is maintained, with an expected increase of equal to or below 10% in CASK ex-fuel. The projection considers fuel price per liter between R$2.70 and R$2.85, average exchange rate between R$2.40 and R$2.50 and an increase in Brazilian GDP of between 1.5% and 2.0%. With this, GOL estimates an EBIT margin of between 3% and 6% in 2014.

24	GOL Linhas Aéreas Inteligentes S.A

The Company compares estimated with actual results after disclosing its financial statements for the full year. The results of these annual comparisons are available in Section 11 of the Company’s Reference Form.

25	GOL Linhas Aéreas Inteligentes S.A

Balance Sheet

Balance Sheet (R$ `000)	4Q13	4Q12	3Q13
Assets	10,638,448	9,027,098	10,397,870
Current Assets	3,565,709	2,087,983	3,501,759
Cash and cash equivalents	1,635,647	775,551	1,629,300
Financial assets	1,155,617	585,028	955,268
Restricted cash	88,417	7	161,869
Trade and other receivables	324,821	325,665	368,947
Inventories of parts and supplies	117,144	138,039	135,342
Recoverable income taxes	52,124	110,999	92,902
Deposits	-	2,575	4,817
Prepaid expenses	80,655	62,328	83,739
Hedge Transactions	48,934	10,696	11,504
Other current assets	62,350	68,921	51,399
Asset avaiable for sale	-	8,174	6,672
Non-Current Assets	7,072,739	6,939,115	6,896,111
Property and equipment, net	3,772,159	3,885,799	3,814,079
Intangible Assets	1,694,190	1,699,931	1,685,370
Prepaid expenses	26,526	35,456	28,596
Deposits	847,708	654,621	782,923
Recoverable deferred income taxes	561,694	433,353	394,715
Restricted cash	166,039	224,517	184,303
Other non-current assets	4,423	5,438	6,125
Liabilities and Shareholders’ Equity	10,638,448	9,027,098	10,397,870
Current Liabilities	3,446,791	4,061,693	3,367,279
Short-term borrowings	440,834	1,719,625	450,162
Accounts payable	502,919	480,185	434,665
Salaries, wages and benefits	233,584	207,518	227,705
Current income taxes payables	94,430	73,299	68,462
Sales tax and landing fees	271,334	240,739	236,620
Advance ticket sales	1,219,802	823,190	1,209,459
Provisions	195,935	179,950	149,376
Mileage Program	167,759	124,905	165,718
Advance from customers	199,471	93,595	249,148
Obrigation of derivatives transactions	30,315	56,752	27,653
Other obligations	90,408	61,935	148,311
Non-Current Liabilities	5,973,157	4,232,577	5,883,273
Long-term debt	5,148,551	3,471,550	5,054,734
Mileage Program	456,290	364,307	451,516
Provision	282,903	299,880	281,623
Current income taxes payables	61,038	47,597	54,602
Advance from customers	3,645	-	16,991
Other non-current liabilities	20,730	49,243	23,807
Shareholder's Equity	1,218,500	732,828	1,147,318
Issued share capital	2,501,574	2,499,689	2,501,574
Capital reserves	103,366	61,387	61,574
Treasury shares	(32,116)	(35,164)	(32,116)
Other Reserves	533,127	(134,606)	510,585
Retained losses	(2,455,025)	(1,658,478)	(2,407,246)
Non-controlling shareholders	567,574	-	512,947

26	GOL Linhas Aéreas Inteligentes S.A

Cash Flow

Consolidated (IFRS)	12/31/13	12/31/12
Net Loss for the Year	(724,590)	(1,512,915)
Adjustments to Reconcile net Loss to net Cash Provided by Operating Activities
Depreciation and Amortization	560,966	519,631
Allowance for Doubtful Accounts	4,389	5,662
Provision for Judicial Deposits	21,125	16,996
Provision for Inventory Obsolescence	(5,364)	(609)
Deferred Taxes	(25.444)	(78,460)
Share-based Payments	7,088	10,652
Exchange and Monetary Variations, net	598,592	279,541
Interests on Loans and financial leases	248,843	268,415
Unrealized Hedge Income	(28,872)	(4,733)
Restructuring Provision	-	36,978
Provision for Participation in Results	51,950	-
Mileage Program	163,013	202,498
Write-off of Property, Plant and Equipment, Intangible Assets and Assets held for sale	19,453	56,825
Impairment Losses	16,023	82,872
Changes in Assets and Liabilities	907,172	(116,647)
Accounts Receivable	(3,545)	22,807
Short Term Investments	(570,589)	424,039
Inventories	26,259	13,593
Deposits	(116,336)	18,198
Prepaid Expenses, Insurance and Recoverable Taxes	(7,983)	106,215
Others Assets	12,911	(27,295)
Suppliers	22,734	65,622
Advanced Ticket Sales	396,612	78,447
Advances from Customers	77,809	63,343
Salaries, Wages and Benefits	(25,884)	(42,512)
Taxes and Landing Fees	30,595	50,710
Tax Obligation	115,187	(64,717)
Obligations from Derivative Operations	49,404	(37,756)
Provisions	(159,909)	12,565
Others Liabilities	(12,658)	(54,463)
Cash Flows from Operating Activities	741,779	512,149
Interest Paid	(257,283)	(374,798)
Income Tax Paid	(80,615)	(4,058)
Net Cash Provided by (Used in) Operating Activities	403,881	133,293
Restricted Cash	(29,932)	(115,429)
Cash from incorporation	13	-
Property, Plant and Equipment	(237,982)	(454,242)
Intangible Assets	(51,035)	(20,772)
Net Cash Used in Investing Activities	(318,936)	(590,443)
Loan Funding	403,984	312,401
Loan Payment	(437,784)	(223,374)
Financial Leases Payment	(238,850)	(111,324)
Dividends and Interest on Capital	(21,080)	-
Disposal of Treasury Shares	3,235	17,337
Advance for Future Capital Increase	-	579
Capital Increase	1,885	-
Capital Increase in Subsidiary	1,095,772	-
Net Cash Generated by Financing Activities	807,162	(4,381)
Exchange Rate Changes in Cash and Cash Equivalents	(32,011)	6,795
Net Decrease in Cash and Cash Equivalents	860,096	(454,736)

Cash and Cash Equivalents at the Beginning of the Year	775,551	1,230,287
Cash and Cash Equivalents at the End of the Year	1,635,647	775,551

27	GOL Linhas Aéreas Inteligentes S.A

GLOSSARY OF INDUSTRY TERMS

      AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period..

      AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

      AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

      AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

      BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

      BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

      CHARTER: a flight operated by an airline outside its normal or regular operations.

      EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

      LESSOR: the party renting a property or other asset to another party, the lessee.

      LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

      LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

      OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

      OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

      OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

      PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

      PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY):  credit for the prepayment of aircraft acquisitions.

      REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

      REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight

      SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

      SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

      SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

      TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

      WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

      YIELD PER PASSENGER KILOMETER: the average amount a passenger pays to fly one kilometer.

28	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 65 destinations in 10 countries in South America, the Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

29	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.